Filed by WPS Resources Corporation

Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed as filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934, as amended

Subject Company: WPS Resources Corporation
Commission File Number: 1-11337

[Follow-up Voice Mail Announcement]

Tuesday, July 11, 2006

Good afternoon:

This is Larry Weyers with a message to all employees as a follow-up to yesterday’s announcement about WPS Resources and Peoples Energy. I’m sorry I did not get to it last night, but we had a busy day in Chicago and time just got away from us.

First, let me tell you about the Wisconsin reaction to our announcement. I talked directly with Governor Doyle, and our team spoke with several local officials. They were receptive to the news and expressed concern about the corporate headquarters moving to Chicago. After we talked, they realized that the largest portion of the company – the Wisconsin Public Service headquarters and the ESI headquarters – were staying in Wisconsin, and that long-term growth of the company was probably helped by having WPS Resources’ offices in Chicago. They also liked the idea that the Foundation would stay in Green Bay.

In Chicago, the general reaction was also good. I talked with Mayor Daly and the chairman of the Illinois Commerce Commission, both of whom were also receptive to the idea of this transaction. I met with the press and did some one-on-one interviews with reporters, and I think their stories were balanced and generally positive.

The financial community also responded well. Stock analysts who follow our company put our shares on a ‘hold’ recommendation, which we expected. The most important indicator, of course, is the stock price, which finished ‘up’ at the end of the day yesterday and is up once again today.

Finally, let me thank you all for being open to this idea. I know it’s the biggest transaction we’ve undertaken and it raises many questions for all of us. That is natural. I encourage you to discuss those questions with your leader and to stay tuned to information appearing in Contact and on the PowerNet. This is probably the last of these voicemails from me that I’ll have time to be able to leave in the next few days, so your leader will be your best source of up-to-date information.

If I were to ask one thing of you, it would be to maintain the customer focus our company is known for. This transaction will proceed at its own pace and could be a distraction for us. Let’s stay focused on what really matters: our customers.

Thank you.